UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                       (Amendment No. 5 - Final Amendment)

                            JB OXFORD HOLDINGS, INC.
                            ------------------------
                              (Name of the Issuer)

                            JB OXFORD HOLDINGS, INC.
                           THIRD CAPITAL PARTNERS, LLC
                             CHRISTOPHER L. JARRATT
                             ----------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    466107208
                                    ---------
                      (CUSIP Number of Class of Securities)

                        Barry S. Fischer, General Counsel
                       15165 Ventura Boulevard, Suite 330
                         Sherman Oaks, California 91403
                                 (818) 907-6580
                                 --------------
      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [_] A tender offer.

d. [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
                            -------------------------
                   Transaction Valuation*        Amount of Filing Fee
                         $450,000                       $90**

* For purposes of calculating the fee only, this amount assumes the acquisition of 152,027 shares of common stock of JB Oxford Holdings, Inc. for $2.96 per share in cash in lieu of fractional shares issuable in a reverse stock split. No securities are being acquired for non-cash consideration The amount of the filing fee equals 0.0002 times the aggregate transaction value.
**Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $______________    Filing Party: ____________________

Form or Registration No.:  _____________    Date Filed: _________________

      This Final Amendment (Amendment No. 5) to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by JB Oxford Holdings, Inc. ("JBOH"), Third Capital Partners, LLC and Christopher L. Jarratt, pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. JBOH submitted to its shareholders a proposal to approve and adopt Articles of Amendment to its Articles of Incorporation providing for a one-for-100 reverse stock split of JBOH's common stock, and a cash payment in lieu of the issuance of any resulting fractional shares of common stock (the "Reverse Split"), as described in JBOH's Definitive Information Statement for its special meeting of shareholders filed under cover of Schedule 14C with the Securities and Exchange Commission on December 2, 2005.

      This Final Amendment is being filed to report that the Reverse Split was approved by the shareholders of JBOH at a special meeting of shareholders held on December 28, 2005, and that the Articles of Amendment to its Articles of Incorporation effecting the Reverse Split were filed with the Secretary of State of the State of Utah on December 28, 2005. As a result of the Reverse Split, the common stock of JBOH is held of record by less than 300 holders, and JBOH filed a Form 15 with the Securities and Exchange Commission on December 29, 2005, pursuant to Rules 12g-4(a)(1)(i) and 12h-3(b)(1)(i) under the Securities Exchange Act of 1934, deregistering its common stock under the Securities Exchange Act of 1934 and suspending its obligation to file reports with the Commission.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       JB OXFORD HOLDINGS, INC.


                                       By:  /s/ C. L. Jarratt
                                            -------------------------
                                       Name:  C. L. Jarratt
                                       Title: Chief Executive Officer
                                       Date: December 29, 2005

                                          THIRD CAPITAL PARTNERS, LLC


                                       By:  /s/ C. L. Jarratt
                                            -------------------------
                                       Name:  C. L. Jarratt
                                       Title: Chief Manager
                                       Date: December 29, 2005


                                       /s/ C. L. Jarratt
                                       ------------------------------
                                       C. L. Jarratt, Individually
                                       Date: December 29, 2005